Exhibit 12

QWEST CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Successor				Predecessor
	Years Ended December 31,			Nine Months Ended December 31,	Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011	2011	2010
	(Dollars in millions)
Income before income tax expense	$1,609	1,566	1,391	892	490	1,873
Add: estimated fixed charges	546	557	513	342	171	689
Add: estimated amortization of capitalized interest	8	8	9	7	2	10
Less: interest capitalized	(17)	(17)	(18)	(5)	(3)	(12)
Total earnings available for fixed charges	$2,146	2,114	1,896	1,236	660	2,560
Estimate of interest factor on rentals	$25	26	28	38	18	62
Interest expense, including amortization of premiums, discounts and debt issuance costs	504	514	467	299	150	615
Interest capitalized	17	17	18	5	3	12
Total fixed charges	$546	557	513	342	171	689
Ratio of earnings to fixed charges	3.9	3.8	3.7	3.6	3.9	3.7